BB

02021044

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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SEC FILE NUMBER
8-51154

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Jan. 01, 01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

Official Use only
FIRM ID. NO

NAME OF BROKER-DEALER

PACIFIC ONLINE TRADING & SECURITIES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

2011 Park Royal Drive

San Jose	**California**	**95125-4649**
(City)	(State)	(zip code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy McAdams (Area Code—Telephone No.) 408-297-8000

PROCESSED
JAN 06 2003
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPA's, P.C.
(Name—if individual state Last, First, Middle name)

4460 Franklin Avenue, Western Springs, Illinois 60558
(ADDRESS) Number and Street City State zip code

CHECK ONE:

[XX] **Certified Public Accountant**

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant Must be supported by a statement of facts and circumstances relied on as the basis for the exemption.
See Section 244.17a-5(e)(2)

SEC 1410.1-781

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 06 2002
WASH, D.C. 155

OATH OR AFFIRMATION

I, Timothy McAdams swear (or affirm) that, to the best of my knowledge and belief the accompanying Financial statement and supporting schedules pertaining to the Firm of **Pacific Online Trading & Securities, Inc.** as of December : 2001. Are true and correct. I further swear (or affirm) that neither the company nor any partner proprietor, principal officer or direc has any proprietary interest in any account classified solely as that of a customer, except as follows:

Timothy Mc Adams
Signature

Title President

D Cardoza
Notary Public

7-31-02

D. CARDOZA
COMM. 1195178
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
My Comm. Expires AUG. 31, 2002

This report** contains (check all applicable boxes):

xx	(a)	Facing page.
x x	(b)	Statement of Financial Condition.
xx	(c)	Statement of Income (Loss).
xx	(d)	Statement of Changes in Financial Condition.
xx	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
	(g)	Computation of Net Capital.
	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation of the Computation of Net Capital Under 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
	(l)	An Oath or Affirmation
	(m)	A copy of the SIPC Supplemental Report
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous a

***For conditions of confidential treatment of certain portions of this filing, see section 240.1 7a-5(e)(3).*

PACIFIC ONLINE TRADING & SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

Pacific Online Trading & Securities, Inc.
Annual Report
For the Year Ended December 31, 2001

Table of Contents

Robert Cooper & Co. CPAs P.C.
4460 Franklin Avenue
Western Springs, Illinois 60558
312-952-2151
Fax: 708-246-7937

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To the Board of Directors:
Pacific Online Trading & Securities, Inc.

We have audited the accompanying statement of financial condition of Pacific Online Trading & Securities, Inc. as of December 31, 2001, and the related statements of income, changes in stockholders Equity, and cash flows for the period ending December 31, 2001. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific Online Trading & Securities, Inc. as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert Cooper & Company CPA's PC

July 26, 2002

Pacific Online Trading & Securities, Inc.
Statement of Financial Condition
December 31, 2001

ASSETS

Cash	$	2,181
Due from broker		21,315
Intercompany receivable		3,200
Other receivables		23,000
Pension deposit receivable		23,053
Other asset		40
	$	72,789

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable	$	0
		0
Stockholders Equity		
Common Stock - no par value 10,000 shares authorized 1,000 issued and outstanding		2,500
Paid in Capital		125,077
Retained earnings		(54,788)
		72,789
	$	72,789

The accompanying notes should be read in conjunction with the financial statements

Pacific Online Trading & Securities, Inc.
Statement of Income
For the Year Ended December 31, 2001

REVENUES		
Commissions	$	269,415
Interest and Dividends		605
Revenue from sale of investments		5,865
Total Revenues		275,885
EXPENSES		
Order flow, execution costs		96,479
Professional fees		80,006
Depreciation		8,401
Interest		8,460
Employee costs		52,313
Disposal of leasehold improvements		119,791
Other operating expenses		92,184
Total Expenses		457,634
Net income before provision of taxes		(181,749)
Provision for income taxes net of tax benefit		0
Net income after taxes	$	(181,749)

The accompanying notes should be read in conjunction with the financial statements

Pacific Online Trading & Securities, Inc.
Statement of changes of Owner's Equity
For the Year Ended December 31, 2001

	COMMON STOCK	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
Balances				
January 1, 2001	$2,500	$139,500	$126,961	$268,961
Distributions		(14,423)	0	(14,423)
Contirbutions		0		$0
Net Income for year			(181,749)	(181,749)
December 31, 2001	$2,500	$125,077	($54,788)	$72,789

The accompanying notes should be read in conjunction with the financial statements

Pacific Online Trading & Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from activities:		
Net Income	$	(181,749)
Items not effecting cash flow (depreciation))		8,401
Sale of assets		0
Leashold improvement disposal		119,791
Adjustments to reconcile net Income to net cash flows used in activities:		
Changes in		
Decrease in due from broker receivable		45,930
Decrease in intercompany receivables		29,405
Decrease in liabilities		(8,620)
Decrease in pension deposit		2,246
Net cash provided by activities		15,404
Cash from investing activities		
Nothing to report		0
Net cash from investing activities		0
Cash from financing activities		
Dividends paid		(14,423)
Contribution of Capital		0
Net cash providined from financing activities		(14,423)
Increase in cash		981
Cash, beginning of year		1,200
Cash, end of year	$	2,181
Interest expense paid during the year		8,460

The accompanying notes should be read in conjunction with the financial statements

PACIFIC ONLINE TRADING & SECURITIES, INC
(A California Corporation)
Notes to Financial Statements
December 31, 2001

1. COMPANY ORGANIZATION

Pacific Online Trading & Securities, Inc., formerly Pacific Day Trading, Inc., ("The Company"), a California corporation, was incorporated on July 1, 1997. The Company was approved as a National Association of Securities Dealers (NASD) member on January 7, 1999. The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the NASD. The Company was formed for the primary purpose of executing securities transactions for others on a commission basis. The company does not transact in trading for their own account nor do they hold customer funds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from brokers and dealers

Receivables from brokers and dealers represent primarily cash held on deposit.

Furniture and Equipment.

Furniture and Fixtures are carried at cost. Depreciation is provided using straight-line method over the estimated useful live

Leasehold Improvement

During the year the Company made major improvements to their office space. The costs are capitalized and depreciated over their estimated useful life. During the year the Company terminated their lease and wrote off the remainder of the leasehold assets

3. INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109. The accounting for taxes under SFAS 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of the Company. The Company files their federal and state income taxes on a cash basis. The Company incurred a net operating loss in the amount of $181,749 which is available to carryback two years and forward for 13 years. The tax benefit for the company is in the amount of $65,430. The Company did not record a receivable for the year ending 2000.

4. DUE FROM BROKER

PACIFIC ONLINE TRADING & SECURITIES, INC
(A California Corporation)
Notes to Financial Statements
December 31, 2001

Due from broker balance relates to cash commission balances due to trading errors that were place in The Company's account.

5. NET CAPITAL REQUIREMENTS

As a registered NASD broker-dealer, The Company is subject to the net capital requirements of the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1). The Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2001, net capital was $41,088 in excess of the required minimum net capital.

6. RELATED PARTY TRANSACTIONS

Certain administrative and organizational activities were performed by a related party at pursuant to a management agreement with the Company.

7. SUBSEQUENT EVENTS

The audited FOCUS for the year ending 2000 was amended to reflect certain tax adjustments that were made to tax year 2000. This report includes those adjustments. Those adjustments did not materially effect net capital for the year ending 2000 nor for the year ending 2001.

SCHEDULE I

Pacific Online Trading & Securities, Inc.
Computation of Net capital Under 15C 3-1
of the Securities and Exchange Commission
December 31, 2001

Total stockholder's equity	$ 72,789
Allowable Subordinated debt securities	0
Unallowable assets	(26,240)
Haircut's required	(461)
Net Capital	46,088
Minimum net capital requirement	5,000
Excess Net capital	$ 41,088
Excess net capital at 1000%	$ 46,088

Note: The above information on this schedule is in agreement, in all material respects, with the amended unaudited FOCUS Report, Part II, filed by Pacific Online Trading & Securities, Inc. as of December 31, 2001.

The accompanying notes should be read in conjunction with the financial statements

SCHEDULE I

Pacific Online Trading & Securities, Inc.
Computation of Net capital Under 15C 3-1 (continued)
of the Securities and Exchange Commission
December 31, 2001

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness

Items included in the balance sheet:

Accrued payables	$	0
	$	0

Ratio: Aggregate Indebtedness to Net Capital	0.0000% to 1

The accompanying notes should be read in conjunction with the financial statements

Schedule III

PACIFIC ONLINE TRADING & SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2001

RESERVE COMPUTATION
(See note below)

INFORMATION FOR POSSESSION AND CONTROL REQUIREMENTS
(See note below)

Note: Although PACIFIC ONLINE TRADING & SECURITIES, INC.. is exempt from Rule 15c3-3, it does not transact a business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

Robert Cooper & Company CPAs P.C.
4460 Franklin Avenue
Western Sptrings, Illinois 60558
312-952-2151
Fax: 708-246-7937

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

To the Board of Directors:
Pacific Online Trading & Securities, Inc.

In planning and performing our audit of the financial statements of **Pacific Online Trading & Securities, Inc.** for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by **Pacific Online Trading & Securities, Inc.** that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3, Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following. (1) in making the quarterly securities examinations, counts, verifications and comparisons, and (2) recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide the owner with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

The Company, because of its size and limited personnel, is unable to maintain an adequate separation of the various accounting functions. However, the managers of the Company informed me that they exercise close oversight of accounting records daily, thus offsetting the lack of separation of duties. The study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Commission Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Sincerely,

Robert Cooper & Company CPAs P.C.
February 25, 2002

OATH OR AFFIRMATION

REGARDING ACCURACY AND COMPLETENESS

OF FINANCIAL STATEMENTS AS OF FOR

THE YEAR ENDING DECEMBER 31, 2001.

To the best of my knowledge and belief, the information contained herein is accurate and complete.

Timothy McAdams
Corporate Officer